Exhibit 99.1

Bona Reports Second Quarter 2011 Financial Results

Achieves non-GAAP net income(1) of US$1.6 million, meeting second quarter 2011 guidance

Achieves gross margin of 46.9% in the second quarter of 2011

BEIJING, August 4, 2011 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Financial Highlights

•                  Second quarter 2011 net revenue was US$16.7 million, an increase of 150.1% year-over-year from US$6.7 million in the corresponding period of 2010

•                  Second quarter 2011 gross margin was 46.9%, compared to 48.8% in the corresponding period of 2010

•                  Second quarter 2011 operating loss was US$1.6 million, compared to an operating loss of US$1.0 million in the corresponding period of 2010

•                  Second quarter 2011 net loss was US$0.9 million, compared to a net loss of US$8.2 million in the corresponding period of 2010

•                  Second quarter 2011 non-GAAP net income was US$1.6 million, an increase of US$2.0 million year-over-year compared to a non-GAAP net loss of US$0.4 million in the corresponding period of 2010

“We continue to execute on our strategies by capitalizing on our distribution-centric and vertically-integrated business model as we position ourselves for a strong second half this year,” said Bona Founder, Chairman and Chief Executive Officer Yu Dong. “China’s film industry is experiencing excellent growth and the thrill of the movie-going experience is becoming increasingly popular among Chinese households. Recently, we announced the acquisition of our affiliated company Bona Starlight, which focuses on the operation of movie cinemas in China. The addition of Bona Starlight will strengthen our movie theater network, which has proven to be a stable source of revenue for us, while also taking our distribution network to the next level of sophistication.”

Mr. Yu added, “We are on track to distribute between 16 and 20 films in 2011 as our film distribution schedule ramps up in the second half of 2011. We also see encouraging revenue trends like the growth of copyright sales from online video sites and revenue contribution from imported film distribution and investment in TV serials. ”

Second Quarter 2011 Financial Results

Net Revenue

	2Q11	2Q10	Y-o-Y%
Net Revenue (US$mm)	16.7	6.7	150.1%

The increase in net revenue from the second quarter of 2010 to the corresponding period in 2011 was primarily due to several factors:

•                  Box office distribution revenue from newly released films, especially the success of Treasure Inn, which was released on June 28, 2011

(1)  As used in this press release, non-GAAP net income (loss) and non-GAAP net income (loss) attributable to Bona Film Group Limited per ADS exclude share-based compensation expenses and changes in fair value of derivatives. See “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

•                  Healthy movie theater revenue as the movie theater business, which Bona acquired in 2010, continues to mature

•                  Revenue of US$3.2 million resulting from the sale of a TV series investment

•                  Revenue of US$2.1 million resulting from domestic copyright sales to TV stations and online video service providers

Segment Net Revenue

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenue from External Customers (US$mm)	7.7	3.5	4.9	0.6	—	16.7
Intersegment Revenue (US$mm)	0.1	4.4	—	—	(4.5)	—
Total Net Revenue (US$mm)	7.8	7.9	4.9	0.6	(4.5)	16.7

Gross Profit and Gross Margin

	2Q11	2Q10	Y-o-Y%
Gross Profit (US$mm)	7.9	3.3	140.3%
Gross Margin	46.9%	48.8%	—

The year-over-year gross profit increase in the second quarter 2011 gross profit was primarily due to:

•      Stronger movie theater business revenue

•      Successful sale of a TV series investment

Segment Profit(2) and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	3.2	1.0	2.9	0.6	7.7
As % of Total Segment Profit	42.2%	12.6%	37.1%	8.1%	100%
Segment Margin	42.2%	12.2%	58.7%	97.4%	46.3%

Operating Income and Operating Margin

	2Q11	2Q10	Y-o-Y%
Operating Expenses (US$mm)	9.5	4.2	122.6%
Operating Loss (US$mm)	(1.6)	(1.0)	63.7%
Operating Margin	(9.6)%	(14.6)%	—

The year-over-year increase in operating expenses in the second quarter of 2011 was primarily due to:

(2)  Segment profit is gross profit less film participation expense by segments for the periods indicated.

•                  An increase in share-based compensation expense of US$2.4 million related to the issuance of share options granted to the Chief Executive Officer, two independent directors and a creative talent

•                  An increase in operating expenses resulting from the expansion of Bona’s business, especially to the expansion of the movie theater business

•                  An increase in professional fees associated with being a US publicly listed company

Net Income and Net Income Attributable to Bona Film Group Limited per ADS(3)

	2Q11	2Q10
Net Loss (US$mm)	(0.9)	(8.2)
Net Loss Attributable to Bona Film Group Limited per ADS (US$)	(0.02)	(0.36)

	2Q11	2Q10
Non-GAAP Net Income (Loss) (US$mm)	1.6	(0.4)
Non-GAAP Net Income (Loss) Attributable to Bona Film Group Limited per ADS (US$)	0.03	(0.04)

Excluding share-based compensation and changes in fair value of derivatives, the Company’s non-GAAP net income for the second quarter 2011 was US$1.6 million, an increase of US$2.0 million year-over-year compared to a non-GAAP net loss of US$0.4 million in the corresponding period of 2010.

Cash and Cash Flow

As of June 30, 2011, Bona had cash and cash equivalents, term deposits and restricted cash totaling US$42.6 million. Operating cash flow for the second quarter of 2011 was a net outflow of approximately US$6.4 million, mainly attributable to post production in certain films that are expected to be released in the fourth quarter of 2011.

Recent Developments

On June 9, 2011, Bona announced that Mr. Dong Yu, Bona’s founder, chairman and chief executive officer has established a share repurchase plan whereby he intends to use his personal funds to purchase up to US$2.0 million worth of the Company’s ADSs in open market transactions during the three month period commenced June 9, 2011. Mr. Yu intends to give the purchased ADSs to high-performing Bona employees and other creative talents.

On July 5, 2011, Bona announced that it has acquired 100% of the equity interest in Beijing Bona Starlight Cineplex Management Co., Ltd. (“Bona Starlight”), an affiliated company of Bona Film Group that focuses primarily on the operation of movie cinemas in China.

Business Outlook

Based on current market and operating conditions, the Company estimates non-GAAP net income for the third quarter 2011 to be in the range of US$5.7 million to US$6.2 million, and non-GAAP net income for

(3)  “ADS” is American depositary share. Each two ADSs represent one ordinary share.

the full year 2011 to be approximately US$18.0 million after consolidating the results of operation of Bona Starlight since July 2011.

Second Quarter 2011 Conference Call Details

Bona management will hold its earnings conference call at 8:00 p.m. Eastern Time on Thursday, August 4, 2011 (8:00 a.m. Beijing/Hong Kong Time on Friday, August 5, 2011). Management will discuss second quarter results and highlights and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-866-405-2350

Hong Kong Toll Free: 800-965-084

China: +86-800-870-0811/+86-400-120-0712

International: +65-6723-9388

The password for the call is 84427227.

The live and archived webcast of the earnings conference call will be available on Bona’s IR website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Europe, Greater China, Korea, Southeast Asia and the United States, invests and produces movies in a variety of genres, owns and operates ten movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and changes in fair value of derivatives. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

In China:

Ms. Wang Lei

Bona Film Group Limited

Tel: +86-10-5928-3663-264

Email: ir@bonafilm.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: bona@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: bona@ogilvy.com

Unaudited Condensed Consolidated Statements of Operations

(In U.S. dollars, except share data)

	Three-months ended June 30,		Six-months ended June 30,
	2011	2010	2011	2010

Net revenue	16,742,613	6,695,006	36,001,846	14,502,810
Cost of revenue	8,892,571	3,428,217	18,785,382	7,508,898
Gross profit	7,850,042	3,266,789	17,216,464	6,993,912

Film participation expense	106,528	310,518	243,889	484,358
Sales and marketing	1,749,704	1,546,214	4,493,643	2,808,641
General and administrative	7,596,093	2,388,835	11,560,094	3,177,571
Total operating expenses	9,452,325	4,245,567	16,297,626	6,470,570

Government Subsidy	—	—	220,559	—
Operating income(loss)	(1,602,283)	(978,778)	1,139,397	523,342

Interest income	89,286	741	105,009	2,914
Interest expense	(103,072)	(83,170)	(242,063)	(205,944)
Exchange gain (loss)	264,843	(14,273)	368,960	(21,829)
Gain on extinguishment of liability	—	488,799	—	488,799
Other income	275,945	86,563	347,373	146,701
Changes in fair value of derivatives	—	(7,777,000)	—	(13,183,000)
Income (loss) before income tax provision, and equity in earnings of affiliated companies	(1,075,281)	(8,277,118)	1,718,676	(12,249,017)

Provision for income taxes	(209,680)	(65,090)	335,142	29,302
Equity in earnings(loss) of affiliated companies	(28,691)	3,653	(26,339)	6,088
Net income (loss)	(894,292)	(8,208,375)	1,357,195	(12,272,231)

Less: Net income (loss) attributable to the noncontrolling interests	(12,284)	28,949	28,655	13,746
Net income (loss) attributable to Bona Film Group Limited	(882,008)	(8,237,324)	1,328,540	(12,285,977)

Net income (loss) attributable to Bona Film Group Limited per ADS
Basic	(0.02)	(0.36)	0.02	(0.66)
Diluted	(0.02)	(0.36)	0.02	(0.66)

Weighted average shares used in calculating net income per ordinary share
Basic	29,349,587	12,217,283	29,349,534	10,026,640
Diluted	29,349,587	12,217,283	29,922,284	10,026,640

Unaudited Condensed Consolidated Balance Sheets

(In U.S. dollars, except share data)

	December 31,	June 30,
	2010	2011

Cash and cash equivalents	84,247,984	12,554,789
Term deposits	—	25,999,975
Restricted cash	—	4,092,221
Accounts receivable, net of allowance for doubtful accounts	15,225,792	17,173,047
Prepaid expenses and other current assets	15,659,415	24,478,736
Amount due from related parties	2,815,147	11,104,190
Current deferred tax assets	7,885	7,972
Inventory	96,639	105,367
Total current assets	118,052,862	95,516,297

Distribution rights	2,265,601	1,677,109
Production costs	64,815,878	92,244,600
Prepaid film costs	484,848	5,011,952
Property and equipment, net	14,498,304	15,676,487
Acquired intangible assets	2,293,744	2,138,156
Non-current deferred tax assets	6,732	366,675
Cost method investment	30,303	30,943
Investment in equity affiliates	231,854	117,469
Goodwill	28,536,410	29,138,322
Total assets	231,216,536	241,918,010

Accounts payable	9,533,672	9,505,522
Accrued expenses and other current liabilities	19,577,066	30,211,377
Amounts due to related parties	1,587,121	1,240,927
Income taxes payable	377,019	659,326
Bank borrowing	22,012,560	18,696,948
Other borrowing	1,445,150	172,519
Current film participation liabilities	10,209,351	15,313,057
Total current liabilities	64,741,939	75,799,676

Deferred income	—	1,199,533
Non-current film participation liabilities	6,306,818	—
Deferred tax liability	95,613	56,716
Total liabilities	71,144,370	77,055,925

Ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 30,402,346 and 29,349,481 shares issued and outstanding as at June 30, 2011 and December 31, 2010)	14,675	14,676
Additional paid-in capital	165,975,336	168,233,647
Statutory reserves	1,975,715	1,975,715
Accumulated deficit	(12,030,124)	(10,701,584)
Accumulated other comprehensive income	2,034,154	3,202,048
Total Bona Film Group Limited’s equity	157,969,756	162,724,502

Noncontrolling interests	2,102,410	2,137,583
Total equity	160,072,166	164,862,085

Total liabilities and equity	231,216,536	241,918,010

Reconciliation of Non-GAAP Measures

	Three-months ended June 30,		Six-months ended June 30,
	2011	2010	2011	2010

Net income (loss)	(894,292)	(8,208,375)	1,357,195	(12,272,231)

Share-based compensation	2,447,301	61,167	2,599,171	79,290
Changes in fair value of derivatives	—	7,777,000	—	13,183,000

Non-GAAP Net income (loss)	1,553,009	(370,208)	3,956,366	990,059